UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

GENIUS GROUP LIMITED, individually and on behalf of all others similarly situated, Plaintiff, v. CITADEL SECURITIES LLC, and VIRTU AMERICAS LLC, Defendants.	Case No.__________ CLASS ACTION **JURY TRIAL DEMANDED**

CLASS ACTION COMPLAINT

TABLE OF CONTENTS

Page

Plaintiff Genius Group Limited ("Plaintiff," "Genius," or the "Company"), by and through its undersigned counsel, brings this action under Sections 9(a) and 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), and U.S. Securities and Exchange Commission ("SEC") Rule 10b-5 promulgated thereunder, on behalf of itself and all other similarly situated persons who sold securities of Genius between April 12, 2022 and May 30, 2025, inclusive (the "Class Period"), and were damaged thereby.

Plaintiff alleges the following based upon personal knowledge as to Plaintiff's own acts, and upon information and belief as to all other matters based on the investigation conducted by and through Plaintiff's attorneys, which include, among other things, a review and analysis of publicly available information relating to Genius; and statistical and economic analyses of trading data relating to Genius securities. Plaintiff's investigation into the factual allegations contained herein is continuing, and many of the facts supporting these allegations are known only to the Defendants or are exclusively within their custody or control. Plaintiff believes that further substantial evidentiary support will exist for the allegations herein after a reasonable opportunity for discovery.

I. PRELIMINARY STATEMENT

1. This federal securities class action arises from the Defendant broker-dealers' manipulative and illegal trading in the securities of Genius, an educational technology company that delivers AI-powered training and tools to six million students in more than 100 different countries. For years, Defendants Citadel Securities LLC ("Citadel") and Virtu Americas LLC ("Virtu") repeatedly, and on a massive scale, placed and executed manipulative trades that were designed to, and did, artificially deflate the price of Genius stock. This fraudulent scheme, known as "spoofing," enriched Defendants while devastating Plaintiff and its investors.

2. As the SEC has explained, "spoofing" is a manipulative and illegal trading practice that involves submitting and then cancelling buy or sell orders without any genuine intent to execute them. The purpose of these "baiting orders" is to mislead other market participants about the level of supply and/or demand for a security, or about the degree of its price volatility, thereby influencing market prices for that security. For instance, a large quantity of baiting orders on the "sell-side" misleads investors into believing that there is excess supply for a security, thereby lowering market prices. Similarly, a manipulator may place and cancel orders on both sides of the order book in order to create the appearance of excessive volatility, and therefore excessive risk, driving prices downwards. As numerous financial economists have recognized, this latter form of spoofing in particular can have especially long-term and persistent effects on the prices of the manipulated security.[1] With respect to the analyses of trading in Genius securities presented below, "Baiting Orders" are defined as those orders canceled within 100 milliseconds of placement; this definition is conservative and is employed herein in an effort to identify Defendants' most egregious and obvious misconduct.[2]

3. By manipulating the market price in this manner, the spoofer seeks to benefit his own positions in the security. For instance, the spoofer may place a large quantity of sell-side Baiting Orders that move the market price down; that downward price movement may benefit the

[1] *See, e.g.*, Brogaard, et al., *Does High Frequency Market Manipulation Harm Market Quality?* (2022) (market analyses show that increased spoofing – that is the placement of fleeting Baiting Orders on both sides of the order book – "leads to slower price discovery, higher return volatility, and wider posted and executed bid-ask spreads."); Williams, et al., *Spoofing in Equilibrium* (2021) (same); *see also* van Vliet, et al., *Is the Relation between Volatility and Expected Stock Returns Positive, Flat or Negative?* (2011) ("Due to compounding effects, higher volatility leads to lower geometric average returns, especially lowering the returns of the most volatile stocks."); Ang, et al., *High idiosyncratic volatility and low returns: International and further U.S. evidence*, 91 J. of Fin. Econ. 1 (2009) ("Stocks with recent past high idiosyncratic volatility have low future average returns around the world."

[2] *See, e.g.*, Figueiredo, et al., *The Role of Fleeting Orders on Options Expiration* (2021) (explaining that "fleeting orders" are standardly defined as those canceled less than 2 seconds after placement).

spoofer's pre-existing short positions, or the spoofer may place a number of new buy orders so that he can acquire the stock at the prices artificially depressed by his manipulative conduct.

4. Additionally, if the spoofer is a large broker-dealer and market maker, like Defendants, it can also use spoofing to manufacture mini "arbitrage opportunities" on incoming order flow in order to profit at its customers' expense. For example, suppose a customer seeks to sell shares of Genius stock. A broker-dealer/market-maker could flash sell-side Baiting Orders in a market with faster price feeds to drive the price down, while flashing buy-side orders in a market with a slower price feed to drive the price up. The broker-dealer/market-maker executes its customer's trades at an inferior price in the market with the faster feed, absorbing the trades as inventory; it then sells the inventory generated from the customer's trade at the higher "spoofed" price in the parallel market for its own account. Indeed, as discussed below, ***the SEC fined Citadel $23 million for engaging in this type of misconduct***. Moreover, the head of institutional equity sales at Virtu ***nicknamed this particular flavor of spoofing the "Three Tick Boogie."*** As discussed further below, market data indicates that Defendants engaged in this type of manipulation with respect to Genius stock; for example, within ***one minute*** of certain spoofing events discussed below, ***an astonishing 35%*** of all off-exchange short trades in Genius were executed.

5. In all cases, the spoofer's misconduct leaves innocent market participants, who must trade into a distorted market, holding the bag.

6. During the Class Period, Defendants repeatedly entered thousands of Baiting Orders designed to create the false impression that there was both excess supply and excess volatility in Genius stock. These manipulative orders were calculated to (and successfully did) deceive or induce other investors to sell their holdings at artificially delated prices.

7. Significantly, prior to and during the Class Period, regulators had specifically warned Defendants that the trading platforms they had developed and operated could be—and in fact had been—used to facilitate unlawful trading activity such as spoofing. For instance, in 2023, the SEC fined Citadel $7 million for "abusive short selling practices." And in 2017, even prior to the start of the Class Period, the SEC fined Citadel $22.6 million for "misleading [its retail customers] about the way it priced trades." Unsurprisingly, Citadel CEO Ken Griffin has repeatedly resisted efforts by the SEC to create greater transparency into trading activity, including into short-selling.

II. PARTIES

A. PLAINTIFF

8. Plaintiff Genius is an AI-powered education company that serves six million students in over 100 countries. Plaintiff is the issuer of Genius ordinary shares, which are currently listed and actively traded on the New York Stock Exchange ("NYSE"). As set forth in the attached certification (Exhibit 1), Plaintiff issued, sold, or otherwise disposed Genius securities during the Class Period and was damaged by Defendants' manipulative conduct in violation of federal securities law, as detailed herein.

B. DEFENDANTS

9. Citadel Securities LLC is a Delaware limited liability company and maintains offices in New York. Citadel is registered with the SEC as a broker-dealer, and places and executes trades for both its customers and for its own account. According to Citadel, the company engages in market making in U.S. equities and other securities. According to Citadel, the company trades over 20% of U.S. equities volume and executes approximately 35% of all publicly listed retail

volume. During the Class Period, Citadel, together with Virtu, was the largest trader of Genius securities, jointly executing 65%-85% of all over-the-counter trading.

10. Virtu Americas LLC is a Delaware limited liability with its principal place of business in New York. Virtu is a broker-dealer registered with the SEC, and places and executes trades for both its customers and for its own account. According to Virtu the company engages in market making in U.S. equities and other securities and is responsible for approximately 25% of retail orders placed in the U.S. During the Class Period, Virtu, together with Citadel, was the largest trader of Genius securities, jointly executing 65%-85% of all over-the-counter trading.

III. JURISDICTION AND VENUE

11. The claims asserted herein arise under §§ 10(b), and 9(a), and 9(e) of the Exchange Act, 15 U.S.C. §§ 78j(b) and 78i, and the rules and regulations promulgated thereunder, including SEC Rule 10b-5, 17 C.F.R. §240.10b-5. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331, and § 27 of the Exchange Act, 15 U.S.C. § 78aa.

12. Venue is proper in this District pursuant to § 27 of the Exchange Act, 15 U.S.C. § 78aa and 28 U.S.C. § 1391(b) because the Company conducts substantial business in this District (including maintaining business offices in this District) and a significant portion of the damages due to Defendants' misconduct were suffered within this District. Further, Genius' securities also trade on the NYSE, which is located within this District.

13. Defendants engaged in spoofing schemes intended to manipulate Genius' stock price in the U.S. market. In furtherance of those schemes, Defendants engaged in continuous activity in New York by effecting orders and executing trades of Genius shares on stock exchanges in New York.

14. In connection with the acts, conduct, and other wrongs alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the U.S. mails, interstate telephone communications, and facilities of the national securities markets.

IV. SUMMARY OF THE FRAUD

A. GENIUS' BUSINESS

15. Founded in 2002, Genius provides AI-powered business education and development tools, and management consultancy services to entrepreneurs and business owners. In addition to its online education services, Genius also owns and operates resorts, retreats, and co-working cafes that offer resources supporting entrepreneurship and business development. Genius operates in Europe, the Middle East, Africa, North Asia, the Asia Pacific, Australia, North America, and South America.

16. Genius has been publicly traded on the NYSE since April 2022 under the ticker "GNS."

B. UNDER FEDERAL SECURITIES REGULATIONS, DEFENDANTS HAD A DUTY, AS MARKET "GATE-KEEPERS," TO MONITOR ORDER FLOW AND TO REFRAIN FROM FACILITATING AND EXECUTING ILLEGAL TRADES

17. Investors cannot place orders on an exchange unless they are members of that exchange. As broker-dealers, Defendants execute trades and place orders on various exchanges on behalf of investors who do not have direct exchange access. In addition to routing customer orders, Defendants also trade for their own account and "internalize" customer order flow (*i.e.*, absorb customers trades in their inventory and then trade that inventory for their own account). Indeed, as discussed below, market data makes clear that Defendants held substantial proprietary short positions in Genius stock during the Class Period.

18. Regulators regard broker-dealers, like Defendants, as critical "gate-keepers" of market integrity and financial-system stability. U.S. law and regulation makes broker-dealers responsible for illegal and manipulative trading they facilitate and execute. In particular, the SEC requires broker-dealers to ensure that all order flow they execute on behalf of customers (and, of course, on their own behalf) complies with applicable laws, rules, and regulations.

19. For instance, the SEC's Market Access Rule, 17 C.F.R. § 240.15c3-5, broker-dealers must establish, document, and maintain supervisory and risk-management systems reasonably designed to identify and control financial, regulatory, and operational risks, and to safeguard the fairness and orderliness of the markets.

20. The Financial Industry Regulatory Authority ("FINRA"), a self-regulatory organization for broker-dealers that operates under SEC oversight and is responsible under federal law for supervising its members, also requires broker-dealers to ensure that orders they execute on their behalf or on behalf of their customers comply with federal securities laws. For instance, Rule 3110 requires brokerage firms to "establish and maintain a system to supervise the activities of each associated person, (i.e., customers or internal trading desk) that are reasonably designed to achieve compliance with applicable securities laws and regulations[.]"

21. Registered broker-dealers such as Defendants are also obligated under FINRA and NYSE rules to detect and prevent manipulative or fraudulent trading activity, including algorithmic high-speed trading, conducted under their supervision. Additionally, FINRA requires firms to file an Annual Certification of Compliance and Supervisory Processes confirming that they have: (1) implemented and maintained policies and procedures reasonably designed to achieve compliance with applicable FINRA, Municipal Securities Rulemaking Board, and federal

securities rules; (2) updated those procedures as business, regulatory, or legislative developments require; and (3) tested their effectiveness periodically to ensure continued compliance.

22. Defendants expressly recognized and accepted their role as market "gate-keepers" and their obligation to monitor customer order flow and to prevent, rather than facilitate, unlawful trading schemes such as spoofing executed under their Market Participant IDs ("MPIDs"). Defendants maintained written compliance procedures affirming these monitoring obligations.

23. As detailed below, regulators have found that Defendants routinely disregarded these obligations. Indeed, even prior to the start of the Class Period, regulators had warned Defendants that the market-access and trading platforms they had developed and operated could be – and, in fact, had been – used to facilitate unlawful trading activity such as spoofing.

C. Regulators Found That, During the Class Period, Defendants Violated Securities Laws and Regulations Aimed At Combatting Market Manipulation

24. Both before and during the Class Period, the SEC fined Defendants millions of dollars for failing to maintain adequate supervisory systems, recordkeeping, and communication controls over its trade execution. Regulators – both the SEC and FINRA – found that these deficiencies allowed Defendants to issue false reports and other statements, and have repeatedly warned that such deficiencies create precisely the conditions under which manipulative trading can occur.

25. Significantly, in 2017, the SEC fined Citadel $23 million dollars for violating anti-fraud provisions of Securities Act of 1933. Specifically, Citadel used algorithmic trading to identify pricing differences in best bid/offer pricing feeds and exploited those differences to benefit itself at the expense of its customers. Notably, Citadel's fraudulent scheme involved flashing

"non-marketable order[s] to be displayed in the market at a price that was less than the" best bid offer "for up to one to five seconds" – just like the fleeting Baiting Orders at issue here.

26. Likewise, on September 22, 2023, the SEC ordered Citadel to pay $7 million for widespread and longstanding violations of Regulation SHO. Regulation SHO prohibits abusive and manipulative short selling, including "naked" short-sales – *i.e.*, non-bona fide pledges to deliver securities to a counterparty not supported by securities actually available in the market. Specifically, the SEC found that from June 22, 2020, through August 28, 2024 – a period covering much of the Class Period here – the broker-dealer "failed to timely and/or accurately report data for tens of billions of equity and option order events."

27. In addition, on several occasions both before and during the Class Period, regulators found that Virtu failed to maintain adequate supervisory systems, recordkeeping, and communication controls over trade execution. Among other things, in both 2019 and 2023, the SEC fined Virtu for failing to adequately supervise and maintain proper controls over order execution. FINRA made similar findings in both 2020 and 2024, including that Virtu, like Citadel, delayed routing customer orders and failed to execute those orders at best prices.

D. DEFENDANTS' SPOOFING ORDERS MATERIALLY DISTORTED MARKET PERCEPTION OF GENIUS' SUPPLY AND DEMAND

28. In a market free from manipulation, a security's price reflects the natural interplay of supply and demand: when demand increases or supply decreases, the price rises; conversely, when demand falls or supply expands, the price declines. A stock's price also reflects its volatility – that is, the degree to which that price fluctuates up or down over a given period. Stocks with greater volatility are associated with greater risk because price is less predictable; accordingly, greater volatility depresses a stock's price.

29. The purpose of a spoofing scheme is to manipulate publicly available data regarding a security's true supply and demand, or its volatility, by introducing false and deceptive signals into the market that masquerade as genuine buying or selling interest.

30. A spoofer manipulates market perception by placing deceptive Baiting Orders into the Limit Order Book to fabricate the appearance of heightened supply or demand.[3] These Baiting Orders serve no legitimate economic purpose and the spoofers never intend to execute them. Their sole function is to create the illusion of significant market interest, prompting other traders to react to the fictitious buying or selling pressure. Once these false signals influence the market and alter the trading price, the spoofer cancels the Baiting Orders. As discussed above, the spoofer can capitalize on the resulting price movement in several ways. Among other things, the spoofer can purchase shares at artificially depressed prices or sell them at artificially inflated ones; or it can push prices in a direction that accommodates, or enhances the value of, a pre-existing position (for instance, pushing the price of a security above or below the strike price of a corresponding put or call option).[4]

31. Spoofing can be used to artificially move a security's price in either direction – to increase or decrease its price. As discussed above, if a spoofer's objective is to push the price of a security downward, it may place Baiting Orders to sell that are intended to bait or trick other investors into submitting their own sell orders in an effort to minimize losses or avoid further

[3] A "Limit Order Book" is an electronic list of buy and sell orders for specific securities and other financial instruments that is organized by price levels and lists the number of shares being bid or offered at each price point. The Limit Order Book reflects whether the market price for the security is moving upwards or downwards and is visible to every trader on the exchange.

[4] Spoofers often use high-frequency trading computer systems that operate algorithmic trading programs to maximize the speed of their market access and the execution of their trading strategies.

decline in a perceived falling market. Moreover, and particularly if the spoofer's aim is to generate a longer-term negative price impact, the spoofer may artificially create the appearance of excessive price volatility by flashing Baiting Orders on *both* sides of the order book. In either case, once the spoofer's purpose is accomplished, the Baiting Orders, which the spoofer never intended to execute, are canceled.

32. A spoofing scheme designed to move a security's price upward or downward is often carried out repeatedly within a single trading day and continued over an extended trading period. Although each individual spoofing event may exert only a limited effect on the market, the cumulative impact of repeated spoofing over time can be substantial, persistent, and enduring because investors' reaction to a given price movement is also a function of their assessment of prior stock movements. The market has memory. As such, the market's reaction to seriatim material declines in a stock's price will be different than its reaction to a single decline. Again, empirical evidence shows that the effect of volatility-generating spoofing is particularly long-lasting.

E. DEFENDANTS SUBMITTED A MASSIVE VOLUME OF ILLEGAL SPOOFING ORDERS DURING THE CLASS PERIOD, DESTROYING SUBSTANTIAL INVESTOR VALUE

33. Detecting manipulative trading schemes is challenging when relying solely on publicly available data. This is because, first, participants in such schemes typically use multiple tactics to conceal their unlawful activity, and second, most publicly accessible order flow for listed securities is anonymized, making it difficult to trace specific trading behavior to particular actors.[5]

[5] In this regard, public investors are very differently situated from Defendants, who have unfettered access to order and execution data, possess sophisticated monitoring tools, indeed, have a duty to track those data in real-time for manipulative trading, as discussed above. Accordingly, while public investors have an exceedingly difficult time uncovering evidence of manipulative trading, Defendants' execution of those trades was severely reckless, at a minimum.

34. Defendants' spoofing activity was carried out by their own traders, who traded either for Defendants' proprietary accounts or on behalf of Defendants' customers. As "gatekeepers" of market integrity, Defendants were obligated to establish, document, and maintain supervisory controls, policies, and procedures designed to manage risk and prevent fraudulent trading by their customers, as discussed above. In either case, Defendants are liable both for their own traders' actions and for knowingly or recklessly executing massive and widespread manipulative and illegal trades placed by their customers.

35. During the Class Period, Defendants entered thousands of Baiting Orders on U.S. stock exchanges with no purpose but to create the false impression that Genius' stock price was a function of bona fide supply/demand and volatility dynamics.

36. Defendants executed their spoofing schemes through the following steps:

a. Acting either for their own account or executing customer trades, Defendants inundated exchange Limit Order Books with a large volume of Baiting Orders. These Baiting Orders were placed solely to deceive and mislead other market participants into believing that the price of Genius shares was moving in a particular direction due to ordinary market forces of supply/demand and price volatility; and

b. Defendants cancelled and removed all outstanding Baiting Orders from the Limit Order Books within milliseconds after (or in tandem with) achieving the desired directional price movement.

37. These steps of Defendants' spoofing scheme, which together constitute a "Spoofing Episode," were repeated numerous times each day, continuing throughout the entirety of the Class Period.

38. Defendants' continuous placement and cancellation of thousands of Baiting Orders on U.S. stock exchanges served no legitimate market function. Instead, Defendants' trading was intended to transmit false and misleading price signals designed, among other things, to "trick" or

"bait" other market participants into placing their own sell orders. Through this scheme, Defendants perpetrated a fraud on the market and created a "pile-on" effect that depressed the price of Genius' shares over time. As discussed, this manipulation benefitted Defendants in multiple ways, including (1) enhancing the value of their pre-existing short positions, allowing Defendants to cover those significant positions at advantageous prices; (2) facilitating what a Virtu senior officer called the "Three Tick Boogie," whereby Defendants absorbed and resold customer order flow at prices that were favorable to Defendants, but unfavorable to their customers. Meanwhile, Plaintiff and the Class were forced to transact in Genius stock at prices artificially depressed by Defendants' misconduct.

39. During the Class Period, Defendants placed ***at least*** 1,395,792 manipulative Baiting Orders totaling ***at least*** 139,579,200 shares on U.S. exchanges.[6] Defendants' manipulative trading was profound and pervasive. During the Class Period, Defendants orchestrated Spoofing Events on 758 of the 760 trading days, representing ***nearly 100% of all trading days*** – at times placing ***thousands*** of Baiting Orders in the market on a given day. Shortly after flashing these Baiting Orders and achieving the desired price movement (or in tandem therewith), Defendants cancelled all of the fictitious Baiting Orders. **Exhibit 2** to the Complaint lists Defendants' manipulative Baiting Orders during the Class Period that were identifiable based on available market data. Plaintiff anticipates that discovery will reveal additional Spoofing Events attributable to Defendants.

40. It is important to note that these figures are conservative because trading data on U.S. exchanges is anonymized, making spoofing activity particularly difficult to detect. Despite

[6] Again, these Baiting Orders were canceled less than ***100 milliseconds after they were placed***. A less conservative definition of "Baiting Order" would identify many more instances of spoofing.

this limitation, Plaintiff was able to identify Defendants' spoofing activity by matching anonymized transactions from U.S. exchanges (in which Defendants were significant market makers) with Defendants' off-exchange activity, wherein Defendants significantly increased their short positions immediately before exchanges were flooded with Baiting Orders that caused significant declines in the price of Genius stock. Defendants' highly improbable "prescience" with respect to the timing, scale, and monetization of its short positioning gives rise to a strong inference of market manipulation.

41. Examples from three multi-week "clusters" of trading activity during the Class Period help illustrate Defendants' manipulative spoofing scheme.

1. **Example One: January 20, 2025 to February 14, 2025**

42. During the week of February 10, 2025, Citadel and Virtu built up significant short positions in Genius stock – positions that were inconsistent with their roles as market makers – and profited enormously from their "uncannily prescient" trading. During that week, Citadel traded more than 23 million shares of Genius off-exchange, accounting for nearly half of all off-exchange trading in the stock. Virtu traded close to 11 million shares of Genius, accounting for more than 20% of all off-exchange volume. Combined, Defendants accounted for ***close to 70%*** of all off-exchange trading in Genius stock that week.

43. As a result of Defendants' trading, short volume in Genius increased steadily from a low of 53% during the week of January 20, 2025 – the start of the "cluster" period – to more than ***61%*** during Defendants' massive trading spree over the week of February 10, 2025. FINRA data demonstrates that the vast majority of the volume reported by Citadel was short. Again, if Citadel were acting as a market maker, it would maintain long and short positions in roughly equal proportion; Citadel's significant short bias is inconsistent with market-making behavior.

44. During the week of February 10, 2025 – the same week that Defendants, and Citadel in particular, had built up a massive short position in Genius stock – Genius' stock price experienced a ***22% price decline, despite the absence of any new material Company-specific news***, yielding huge profits for Citadel's off-market positions. *See* **Figure 1**, below. While this may appear miraculous, Citadel's windfall was no coincidence. Instead, as can be seen in Exhibit 2, an unusually large number of spoofing orders were sent to the market that week. In particular, ***17,508 spoofing orders of size 100*** were sent to exchanges and then canceled within 100 milliseconds.

45. ***Within one minute of the cancellation of the Baiting Orders***, more than 25 million shares were sold short in off-exchange trades, representing a staggering 33% of total market volume traded that week, with the data demonstrating that the vast majority of that volume was attributable to Citadel.

Week	Short Volume	Short Exempt Volume	Total Short Volume	Citadel Volume	Virtu Volume	Other Volume	Total MM Vol	MM Short %	Citadel or Virtu	Citadel Min Short	Virtu Min Short
1/6/2025	3,508,248	308,201	3,553,911	3,824,261	2,086,425	1,847,187	7,757,873	49%	TRUE	(184,094)	(1,921,930)
1/13/2025	6,064,041	754,979	6,109,711	6,040,223	2,136,642	2,821,042	10,997,907	61%	TRUE	1,605,831	(2,297,750)
1/20/2025	4,077,014	204,474	4,122,691	3,293,189	1,214,275	3,555,883	8,063,347	53%	TRUE	(548,636)	(2,627,550)
1/27/2025	3,581,024	343,312	3,626,708	3,508,222	996,953	2,134,018	6,639,193	58%	TRUE	714,938	(1,796,331)
2/3/2025	3,468,506	394,219	3,514,197	3,327,770	1,278,041	2,010,599	6,616,410	57%	TRUE	412,176	(1,637,553)
2/10/2025	27,366,324	3,012,284	27,412,022	23,407,589	10,765,037	15,374,092	49,546,718	60%	TRUE	3,091,390	(9,551,162)
2/17/2025	4,281,126	172,519	4,326,831	3,923,241	1,925,746	3,686,975	9,535,962	46%	TRUE	(1,380,747)	(3,378,242)

Figure 1. Citadel built considerable short positions in Genius stock through off-exchange trading just before major declines in the Company's stock price that were accompanied by a massive uptick in Spoofing Events during the week of February 10, 2025. Citadel's "miraculously prescient" short positions built just prior to this price decline benefitted significantly.

46. Moreover, Defendants engaged in widespread "naked short-selling," in violation of Regulation SHO, during this period, as part of their effort to send false information regarding supply and demand to the market and drive the price of Genius stock down. During the week of February 10, 2025, FINRA data shows a significant increase in "fails-to-deliver" ("FTDs") – *i.e.*, a short sale, in which the shares sold short were never delivered to the counterparty. Indeed, on

February 13, 2025, FINRA data shows an astonishing 262,236 FTDs on ***just a single day***. FTDs are indicative not only of efforts to spoof the market by creating the false appearance of excess supply, the presence of a significant number of FTDs also indicates that the short-seller failed to satisfy the requirement to "locate" the shares needed to cover the short position – *i.e.*, to ensure that there were sufficient shares available in the market for this purpose. While market makers like Defendants are exempt from the requirement to "locate" shares, that exemption only applies to bona fide market making activity – not where, as here, the market maker uses short sales to maintain or increase a proprietary short position.

2. Example Two: March 31, 2025 to April 11, 2025

47. Once again, during the week of March 31, 2025, Citadel and Virtu built up significant short positions in Genius stock and, shortly thereafter, profited enormously from a massive uptick in spoofing and accompanying decline in Genius' stock price. During that week, Citadel traded more than 3.5 million shares of Genius off-exchange, accounting for ***more than half*** of all off-exchange trading in the stock. Virtu traded more than 1.3 million shares of Genius, accounting for 20% of all off-exchange volume. Combined, Defendants once again accounted for ***close to 75%*** of all off-exchange trading in Genius stock that week.

48. As before, Defendants' trading caused short volume in Genius to increase from a balanced position of 50% to 60% in just that one week. Once again, the data demonstrates that the vast majority of Citadel's off-exchange trading was short, inconsistent with bona fide market-making.

49. During the week of March 31, 2025 – the same week in which Citadel built up a massive short position in Genius stock – Genius' stock price experienced a more than 15% price decline, ***despite the absence of any new material Company-specific news***. Again, the sharp

decline in Genius stock benefitted Citadel greatly, yielding significant profits for its off-market positions. *See* **Figure 2**, below. And again, as can be seen in Exhibit 2, an unusually large number of spoofing orders were sent to the market that week. In particular, ***1,472 spoofing orders of size 100*** were sent to exchanges and then canceled within 100 milliseconds.

50. Within one minute of the cancellation of the Baiting Orders, 1.6 million shares were sold short in off-exchange trades, representing a staggering 15% of total market volume traded that week, with the data demonstrating that the vast majority of that volume was attributable to Citadel.

Week	Short Volume	Short Exempt Volume	Total Short Volume	Citadel Volume	Virtu Volume	Other Volume	Total MM Vol	MM Short %	Citadel or Virtu	Citadel Min Short	Virtu Min Short
3/24/2025	2,910,821	118,926	2,956,561	2,360,391	963,381	2,059,882	5,383,654	54%	TRUE	(175,427)	(1,572,437)
3/31/2025	3,192,726	223,090	3,238,473	3,560,320	1,312,228	1,764,161	6,636,709	50%	TRUE	122,174	(2,125,918)
4/7/2025	4,198,220	349,261	4,243,974	4,641,407	1,904,534	1,739,749	8,285,690	53%	TRUE	537,878	(2,198,995)
4/14/2025	981,275	50,467	1,027,036	0	0	2,157,731	2,157,731	47%	FALSE	(1,151,727)	(1,151,727)

Figure 2. Citadel built considerable short positions in Genius stock through off-exchange trading just before major declines in the Company's stock price that were accompanied by a massive uptick in Spoofing Events during the week of March 31, 2025. Citadel's "miraculously prescient" short positions built just prior to this price decline benefitted significantly.

51. And again, during this second "cluster" period, Defendants engaged in widespread "naked short-selling," in violation of Regulation SHO, as part of their effort to send false information regarding supply and demand to the market and drive the price of Genius stock down. During the week of February 10, 2025, FINRA data shows a significant increase in FTDs. including tens of thousands of FTDs on both March 31, 2025 and April 1, 2025.

3. Example Three: February 27. 2023 to March 24, 2023

52. During the week of February 27, 2023, Virtu built up a significant short position in Genius stock, which was not consistent with its role as a market maker. Throughout that week, Virtu traded close to 19 million Genius shares off-exchange, which was approximately 42% of all off-exchange volume.

53. Virtu's trading that week caused off-exchange short volume in Genius to increase substantially, from 43% to a remarkable 66% – completely inconsistent with bona fide market-making.

54. During the week of February 27, 2023, Genius announced the opening of a new business school – news that, if anything, was positive. Despite the absence of meaningful negative news, Genius' stock price declined by a jaw-dropping ***53%*** during the trading week, greatly benefitting the short positions Virtu had just taken in off-exchange trading. *See* **Figure 3**, below. As above, the highly significant decline in Genius' stock price was accompanied by a major spike in spoofing activity, as can be seen in Exhibit 2. Indeed, over the course of the trading week, 25,659 spoofing orders of size 100 were sent to exchanges and cancelled within 100 milliseconds. And within one minute after the placement of these Baiting Orders, more than 27 million Genius shares were traded off-exchange, representing a staggering ***36% of the total market volume traded that week***. Again, given Virtu's massive short position in the stock and its control of 42% of off-exchange trading, only Virtu could have accommodated the more than 30.5 million shares in short volume delivered to the market during that week. And again, the proximity in time between the surge in spoofing and the deluge of short volume in off-exchange trading that greatly benefitted Virtu gives rise to a strong inference that the spoofing events were coordinated to impact Genius' bid/ask price, or National Best Bid and Offer ("NBBO"), just prior to those lucrative trades.

Week	Short Volume	Short Exempt Volume	Total Short Volume	Citadel Volume	Virtu Volume	Other Volume	Total MM Vol	MM Short %	Citadel or Virtu	Citadel Min Short	Virtu Min Short
2/20/2023	1,714,416	89,331	1,759,393	405,453	2,001,946	1,259,819	3,667,218	43%	TRUE	(1,955,857)	(359,364)
2/27/2023	27,810,277	2,757,287	27,855,261	3,837,310	18,991,311	18,676,151	41,504,772	66%	TRUE	(11,724,749)	3,429,252
3/6/2023	19,307,728	544,778	19,352,719	3,887,384	14,406,156	13,020,984	31,314,524	58%	TRUE	(10,461,255)	57,517
3/13/2023	2,862,705	243,887	2,907,703	237,741	2,768,730	2,057,867	5,064,338	57%	TRUE	(2,133,145)	397,844
3/20/2023	3,536,446	309,810	3,581,451	1,076,803	3,092,325	2,244,648	6,413,776	56%	TRUE	(1,945,254)	70,268
3/27/2023	7,442,302	572,399	7,487,314	4,522,991	3,769,455	4,379,263	12,671,709	56%	TRUE	(1,756,004)	(2,509,540)

Figure 3. Virtu built considerable short positions in Genius stock through off-exchange trading just before major declines in the Company's stock price that were accompanied by a massive

uptick in Spoofing Events during the week of February 27, 2023. Virtu's "miraculously prescient" short positions built just prior to this price decline benefitted significantly.

55. Finally, during this third "cluster" period, Defendants engaged in "naked short-selling" in violation of Regulation SHO, in order to send false information regarding supply and demand to the market and drive the price of Genius stock down. During the week of February 27, 2023, FINRA data shows a significant increase in FTDs, including a significant increase of 5,981 FTDs on February 28, 2023 (reported on March 1, 2023), the same day that Genius stock plummeted by 32% despite the absence of Company-specific news.

56. The pattern discussed in these examples can be seen repeatedly during the Class Period: Defendants build significant short positions in Genius stock through off-exchange trading and, shortly thereafter, a period of intense spoofing and a precipitous decline in Genius stock occurs, allowing Defendants to reap enormous benefits. *See* **Figure 4**, below.


GNS: Jan 2024 – May 2025
Citadel Short Pressure
1
2
3
ORTEX

Figure 4. Citadel repeatedly built major short positions through off-exchange trading that benefitted enormously from a subsequent barrage of Spoofing Events and accompanying price declines.

V. ADDITIONAL ALLEGATIONS OF SCIENTER

57. Numerous allegations set forth above and summarized below give rise to the strong inference that Defendants knowingly, or at least recklessly, engaged in, or facilitated, spoofing activity that was designed to, and in fact did, deceive, manipulate, and defraud investors in Genius stock. These allegations include the following:

58. ***First***, Defendants' trading during the Class Period is highly suspicious and gives rise to a strong inference that they deliberately manipulated the price of Genius stock in order to benefit their short positions at the expense of innocent market participants. As discussed above, Citadel and Virtu repeatedly built massive short positions through off-exchange trading over a few trading days; the short-side bias of that trading was inconsistent with legitimate market making. Immediately following the establishment of these short positions, the market endured a barrage of Spoofing Events (Baiting Orders canceled within 100 milliseconds of placement) accompanied by massive decline in the price of Genius stock despite the absence of any negative Company-specific news. ***Less than a minute*** after these Baiting Orders were placed, massive amounts of Genius stock – representing significant portions of total market volume – were sold short in off-exchange trades. Defendants benefitted enormously from these trades. Two alternative conclusions flow from these facts: (1) either Defendants, for years on end, repeatedly had miraculous, highly improbable strokes of good luck; or (2) they deliberately manipulated the price of Genius stock.

59. ***Second***, Defendants' naked short-selling also gives rise to an inference that they were engaged in an effort to mislead the market about genuine supply for Genius stock. As discussed above significant declines in Genius stock were also accompanied by large spikes in FTDs – including more than 262,000 on a single day. Both the timing and volume of these FTDs gives rise to a strong inference that they were not the product of bona fide market activity, but

rather a deliberate effort to deceive the market into falsely believing there was excess supply for Genius stock, thereby depressing its price to benefit Defendants' short positions.

60. ***Third***, even prior to the start of the Class Period, regulators had warned Defendants that the market-access and trading platforms they had developed and operated could be—and in fact had been—used to facilitate unlawful trading activity such as spoofing, and had cited Defendants for failure to exercise the required degree of supervision over order flow. Indeed, as discussed above, Citadel was fined $23 million for using algorithmic trading to identify price differences in market feeds and exploit those differences to benefit itself at the expense of its customers. Again, Citadel's fraudulent scheme involved flashing "non-marketable order[s] to be displayed in the market at a price that was less than the" best bid offer "for up to one to five seconds" – just like the fleeting Baiting Orders at issue here. Accordingly, given the scope and breadth of the spoofing activity that occurred during the Class Period, Defendants' years' long placement and execution of hundreds of thousands of trades whose manipulative character would have been readily apparent to them was, at a minimum, reckless.

61. ***Fourth***, the SEC and other regulators specifically found that, ***during the Class Period***, Defendants failed to maintain adequate supervisory systems, recordkeeping, and communications controls—deficiencies that regulators have repeatedly warned create precisely the conditions under which manipulative trading can occur – and that, as a result, Defendants reported false information to regulators and market participants. Indeed, in 2023, Citadel was ***specifically fined*** for widespread and longstanding violations of Regulation SHO's proscription on abusive and manipulative short selling, including "naked" short-sales. Significantly, the SEC found that Citadel "failed to timely and/or accurately report data for ***tens of billions*** of equity and option order events." That regulators specifically found during the Class Period that, at a

minimum, Defendants abdicated their responsibilities as market gatekeepers to monitor the order flow they place (whether for their customers' account or their own) gives rise to a strong inference that Defendants' placement and execution of the manipulative trades discusses herein was at least severely reckless.

62. ***Fifth***, the brief duration between the placement and cancellation of Baiting Orders further supports an inference of scienter. In each Spoofing Episode, Defendants entered and cancelled their Baiting Orders within milliseconds. This pattern, repeated thousands of times throughout the Class Period, demonstrates that Defendants had no intention of executing the Baiting Orders.

63. ***Sixth***, the volume of Baiting Orders within the short time periods during which each Spoofing Episode also supports an inference of scienter. In each Spoofing Episode, Defendants cancelled all of their Baiting Orders, sometimes totaling tens of thousands of shares, within milliseconds after placing them only moments earlier.

64. ***Seventh***, Defendants executed hundreds, if not thousands of Spoofing Episodes during the Class Period – indeed, on ***nearly every trading day*** during the Class Period. Moreover, Defendants often executed dozens – and sometime thousands – of Spoofing Episodes over the course of a single trading day. The repeated pattern of placing fictitious Baiting Orders to create an artificial price and then cancelling all of the Baiting Orders supports an inference of scienter.

65. Viewed collectively, as they must be, these allegations yield a strong inference that Defendants either knew, or recklessly disregarded the fact that they placed and executed trades that were intended to, and in fact did, unlawfully manipulate the market in violation of federal securities laws, applicable industry regulations, and Defendants' own internal policies.

66. Finally, Defendants had a strong financial incentive to engage in spoofing of Genius stock. By placing fictitious Baiting Orders, Defendants were able to drive the price of Genius stock down over the long term, thereby benefitting their pre-existing short positions and allowed Defendants to advantageously "internalize" customer order flow using the deceptive practice Virtu's own senior officer called the Three Tick Boogie.

VI. LOSS CAUSATION/ECONOMIC LOSS

67. Plaintiff and other class members were damaged as a result of Defendants' fraudulent conduct alleged herein. During the Class Period, Defendants engaged in a trading scheme to deceive investors by flashing massive blocks of Baiting Orders in shares of Genius stock, only to cancel these orders after other market participants sold their shares.

68. As a direct result of Defendants' scheme, the price of Genius' stock was artificially depressed during the Class Period.

69. Each Spoofing Episode was designed to and did have an immediate and significant effect on the market price of Genius' shares, while the cumulative impact of Defendants' manipulative trading activities persisted for a much longer period.

70. Defendants' manipulative trading practices artificially lowered the prices at which Plaintiff was able to sell its shares throughout the Class Period.

71. During the Class Period, spoofing activity took place on at least 758 of the 760 trading days, representing nearly 100% of all trading days. A summary of these events is provided in Exhibit 2.

72. During the Class Period, at least 1,395,792 orders were flashed to the market at or better than the best price in the market and canceled within 100 milliseconds without execution, strongly indicative of an active spoofing operation in the marketplace. Of these orders, 725,376

were buy orders, accounting for 51.97% of the flashed orders and 670,336 were sell orders, representing 48.03% of the flashed orders.

73. These flashed orders were part of a multi- market sweep strategy where orders with the same size and quantity were sent to multiple exchanges at the same time and then the orders were canceled shortly thereafter, also at the same time. The market impact of this is that it triggers significantly more reaction from market participants when multiple venues demonstrate a change in apparent buy or sell interest. These effectively created artificial price action consistent with aggressive spoofing activity.

74. The distribution of non-bona fide orders by month shows that, as discussed above, large spikes in these orders occurred on major days during the Class Period where significant price action and volume occurred. Furthermore, these non-bona fide orders were posted in lots of 100, which is the typical lot size for market makers such as Defendants.

75. Throughout the Class Period, Plaintiff issued and sold its shares for value, as detailed in Exhibit 1 to this Complaint. Because Plaintiff sold its shares on days when Defendants engaged in manipulative trading, and because that manipulative trading artificially depressed the price of Genius stock, Plaintiff sold its shares for value at artificially depressed prices and was damaged thereby.

76. The ongoing, repetitive, and continuous nature of Defendants' spoofing activity – which occurred on nearly every trading during the Class Period – exerted a prolonged negative effect on the price of Genius' shares. **Figure 5**, below, illustrates the average cumulative return (percentage price change) of Genius stock, which reflects daily spoofing activity, in blue as compared with the average cumulative return for the S&P 500, in orange.


Genius Group Limited · 1D · NYSE Arca
TradingView

Figure 5. Average cumulative return (percentage price change) of Genius stock, which reflects daily spoofing activity, in blue as compared with the average cumulative return for the S&P 500, in orange.

77. Throughout the Class Period, ***over*** 94% of the days demonstrate persistent negative price impact associated with spoofing and abusive short selling in Genius shares, impacting the majority of prices that executed each day, which executed at artificially lowered prices than would otherwise have occurred. Moreover, on 48% of all trading days, the adverse price impact persisted in a manner that resulted in a close-to-close daily price loss of more than 1% in Genius stock. The impact was even greater on certain days—for example, for 66 trading days, the spoofing and abusive short selling accompanied one-day price declines in Genius stock of over 10%.

78. Defendants deliberately concealed their spoofing scheme to accomplish their unlawful objective of manipulating the price of Genius shares. The resulting and sustained decline in Genius' share price confirms that Defendants' manipulative activity was effectively hidden from the market.

79. Class members unknowingly, and in reliance on Defendants' false signals sold Genius stock at artificially depressed prices on the NYSE.

VII. PLAINTIFF IS ENTITLED TO A PRESUMPTION OF RELIANCE

80. At all relevant times, the market for the Genius stock at issue in this case was an efficient market because, among other things:

(i) the Genius stock at issue in this case met the requirements for listing, was actually listed and actively traded on the NYSE, a highly efficient and automated market

(ii) according to the Company's Form 20-F filed with the SEC on April 30, 2025, Genius had 64,391,351 outstanding shares of stock as of December 31, 2024, demonstrating a broad market for Genius stock;

(iii) as a registered and regulated issuer of securities, Genius filed periodic reports with the SEC and NYSE, in addition to the Company's frequent voluntary dissemination of information; and

(iv) Genius regularly communicated with investors via established market communication mechanisms, including through regular dissemination of press releases on the national circuits of major newswire services, the Internet, and through other wide-ranging public disclosures, such as communications with the financial press, securities analysts, and other similar reporting services.

81. The market for Genius shares promptly digested current information regarding Genius from all publicly available sources and reflected such information in the price of Genius shares. Under these circumstances, all sellers of Genius shares during the Class Period who relied upon the integrity of the market price of Genius shares, including Plaintiff, suffered similar injury

through their sale of Genius shares at artificial prices, and a presumption of reliance under the fraud-on-the-market doctrine applies.

VIII. CLASS ACTION ALLEGATIONS

82. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) individually and on behalf of a Class consisting of all persons and entities that sold or otherwise disposed the publicly traded stock of Genius between April 12, 2022 and May 30, 2025.

83. Excluded from the Class are: (i) Defendants; (ii) present or former executive officers of Defendants, members of Defendants' Board, and members of their immediate families (as defined in 17 C.F.R. § 229.404, Instructions (1)(a)(iii) and (1)(b)(ii)); (iii) any of the foregoing persons' legal representatives, heirs, successors, or assigns; (iv) any entity in which Defendants have or had a controlling interest; and (v) any affiliate of Defendants.

84. The members of the class are so numerous that joinder of all members is impracticable. Throughout the Class Period, shares Genius stock were actively traded on the NYSE. While the exact number of class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery from Defendants, Plaintiff believes that there are at least hundreds, if not thousands, of members in the proposed class. Class members may be identified from corporate records and may be notified of the pendency of this action by mail using a form of notice customarily used in securities class actions.

85. Plaintiff's claims are typical of all other class members' claims, as all class members are similarly affected by Defendants' wrongful conduct in violation of the federal securities laws complained of herein.

86. Plaintiff will fairly and adequately protect the interests of the class members and has retained counsel competent and experienced in class and securities litigation.

87. Common questions of law and fact exist as to all class members and predominate over any questions solely affecting individual class members. Among the questions of law and fact common to the class are:

(i) whether Defendants' acts as alleged herein violated the federal securities laws;

(ii) whether trades placed in securities exchanges by Defendants were manipulative or deceptive, in that they sent false pricing signals to other market participants;

(iii) whether Defendants' acts were committed with scienter;

(iv) whether Defendants' violations of federal securities law caused the Class' losses; and

(v) the extent to which the members of the Class have suffered damages, as well as the proper measure of damages.

88. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all class members is impracticable. Furthermore, as the damages suffered by individual class members may be relatively small, the expense and burden of individual litigation make it impossible for class members to redress individually the wrongs done to them. There will be no difficulty in the management of this action as a class action.

IX. CAUSES OF ACTION

COUNT I
Violation of Section 10(b) of the Exchange Act Against All Defendants

89. Plaintiff incorporates by reference and realleges all preceding paragraphs as if fully set forth herein. This Count is asserted on behalf of all members of the Class against Defendants

for violations of § 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5.

90. During the Class Period, Defendants used the means and instrumentalities of interstate commerce, the U.S. mails, and the facilities of a national securities exchange to engage in the manipulative and deceptive trading scheme alleged herein. Accordingly, Defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 in that they: (i) employed the device, scheme, or artifice to defraud alleged herein; (ii) made materially false or misleading statements and omissions of material fact, including regarding market supply and demand for Genius securities, alleged herein; (iii) engaged in the acts, practices, and courses of business alleged herein, which operated as a fraud or deceit upon Plaintiff and upon members of the Class. The manipulative and deceptive conduct, and misleading statements and omissions complained of herein, were designed to, and did: (i) deceive the investing public, including Plaintiff; (ii) cause the market price of Genius shares to trade below its true value; and (iii) cause Plaintiff as well as other class members to sell or otherwise dispose Genius shares at artificially deflated prices that did not reflect the stock's true value during the Class Period. In furtherance of their unlawful scheme, plan, or course of conduct, Defendants took the actions alleged herein.

91. Defendants acted with knowledge or a reckless disregard for the truth of the trading activities alleged herein in that they failed to monitor and/or prevent these activities even though such activities were readily apparent to them, if not known. Defendants' actions or inactions were made knowingly and/or recklessly for the purpose and effect of concealing the truth regarding Genius' share price action, and the supply and demand for Genius securities, thereby supporting the artificially deflated price of Genius stock.

92. Defendants are liable for orchestrating and executing the Spoofing Episodes alleged herein, which operated as a scheme to manipulate the market price of Genius shares of stock.

93. As set forth more fully above, strong circumstantial evidence exists that Defendants' conduct reflects the intentional or reckless nature of their unlawful scheme and course of conduct to defraud the market for Genius securities.

94. Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder are designed to ensure that Genius securities trade in a fair and orderly market free of manipulation. Defendants' scheme to manipulate the price of Genius stock was structured in a manner that concealed their unlawful intentions and made it extremely difficult for a reasonably diligent market participant—like Plaintiff—to discover the operative facts constituting the market manipulation scheme, much less the identities of the perpetrators of these schemes.

95. During the Class Period, despite Plaintiff's diligence, it did not discover—nor could a reasonably diligent plaintiff have discovered—the facts constituting the market manipulation claims or the identities of the perpetrators of these market manipulation schemes.

96. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff suffered damages in that Plaintiff sold and/or issued for value Genius shares at manipulated prices, in reliance on an assumption of a market free from manipulation.

97. Defendants, individually and in concert, directly or indirectly, by the use of means and instrumentalities of interstate commerce, the U.S. mails, and the facilities of a national securities exchange: (i) employed devices, schemes, and artifices to defraud; and (ii) engaged in acts, practices, and a course of business that operated as a fraud or deceit upon the sellers of the Company's shares in an effort to maintain artificially low market prices for Genius shares, in

violation of § 10(b) and Rule 10b-5. Defendants are alleged as primary participants in the wrongful conduct alleged herein.

98. By virtue of the foregoing, Defendants have violated § 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and other class members suffered damages in connection with their transactions in the Company's securities during the Class Period.

COUNT II
Violation of Sections 9(a)(2) and 9(e) of the Exchange Act Against Defendants

99. Plaintiff incorporates by reference and realleges all preceding paragraphs as if fully set forth herein. This claim is brought against Defendants pursuant to § 9(a)(2) of the Exchange Act, 15 U.S.C. § 78i.

100. Based upon the conduct described above, Defendants' manipulative scheme violated Section 9(a)(2) of the Securities exchange Act of 1934, which makes it unlawful to engage in a series of manipulative transactions "in any security . . . creating actual or apparent active trading in such security, or raising or depressing the price of such security, for the purpose of inducing the purchase or sale of such security by others."

101. In their respective roles, Defendants directly used the mails, or instrumentalities of interstate commerce, or a facility of a national securities exchange, to: effect—alone or with one or more other person—a series of transactions in Genius shares that created actual or apparent trading in such shares, raising or depressing the price of such shares for the purpose of inducing the sale of such shares by others. Defendants accomplished this by means of the market manipulation strategy of spoofing which artificially affected the prices of Genius shares that Plaintiff sold or issued for value.

102. Defendants' conscious misbehavior or recklessness artificially affected the price of Genius shares that Plaintiff sold and/or issued for value during the Class Period. Defendants' conscious misbehavior or recklessness thus caused injury to Plaintiff.

103. Pursuant to § 9(e), 15 U.S.C. § 78i(e), Plaintiff and the members of the Class who sold or issued Genius securities at prices affected by Defendants' manipulative conduct were injured and have a private right of action to recover the damages sustained as a result.

104. Plaintiff and the Class seek damages as provided by law, together with interest, reasonable attorneys' fees, and such other and further relief as the Court may deem just and proper.

105. As a direct and proximate result of Defendants' culpable conduct, Plaintiff and other class members suffered damages in connection with their transactions in Genius' securities during the Class Period.

X. PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, including:

1. Certification of this action as a class action;
2. Awarding compensatory damages against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon, as allowed by law;
3. Awarding Plaintiff its costs and expenses incurred in this action, including reasonable counsel fees and expert fees; and
4. Awarding such other and further relief as may be just and proper.

XI. JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: November 14, 2025

Respectfully submitted,

/s/ Abe Alexander

GRANT & EISENHOFER, P.A.
Abe Alexander
Timothy Clark B. Dauz
485 Lexington Avenue
New York, NY 10017
Telephone: (646) 722-8500
Facsimile: (610) 722-8501
aalexander@gelaw.com
tdauz@gelaw.com

Counsel for Plaintiff Genius Group Limited

CHRISTIAN ATTAR
James W. Christian
1177 W. Loop South, Suite 1700
Houston, Texas 77027
Telephone: (713) 659-7617
Facsimile: (713) 659-4641
jchristian@christianattarlaw.com

Counsel for Plaintiff Genius Group Limited